Exhibit 99.1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated 04/08/2025

Apollo Origination Partnership II (Unlevered AIV), L.P.

By: Apollo Origination Advisors II L.P., its general partner
By: Apollo Origination Advisors II GP, LLC, its general partner
By: APH Holdings (DC), L.P., its sole member
By: Apollo Principal Holdings B GP, LLC, its general partner

By: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary

Apollo Origination Advisors II L.P.

By: Apollo Origination Advisors II GP, LLC, its general partner
By: APH Holdings (DC), L.P., its sole member
By: Apollo Principal Holdings B GP, LLC, its general partner

By: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary

Apollo Origination Advisors II GP, LLC

By: APH Holdings (DC), L.P., its sole member
By: Apollo Principal Holdings B GP, LLC, its general partner

By: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary

APH Holdings (DC), L.P.

By: Apollo Principal Holdings B GP, LLC, its general partner

By: /s/ William B. Kuesel
Name: William B. Kuesel
Title: Vice President, Assistant Secretary

Apollo Principal Holdings B GP, LLC

Signature: /s/ William B. Kuesel
Name: William Kuesel
Title: Vice President, Assistant Secretary